EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year					13-Week Period Ended
(dollars in thousands)	2000	2001	2002	2003	2004 (Pro Forma)(1)	January 2, 2004	December 31, 2004
						(unaudited)	(unaudited)

EARNINGS CALCULATION

Income (loss) before taxes	(10,360)	(15,897)	(2,179)	26,624	1,416	8,126	5,177
Add Back: Fixed Charges	18,996	21,134	16,941	14,973	19,886	3,676	4,201
Calculated Earnings	8,636	5,237	14,762	41,597	21,302	11,802	9,378
EARNINGS SHORTFALL FOR RATIO OF 1.0	10,360	15,897	2,179
FIXED CHARGES CALCULATION (A)
Interest Expense, Net (B)	18,663	20,734	16,508	14,540	19,420	3,559	4,080
Interest Expense portion of rental expense	333	400	433	433	466	117	121
Total Fixed Charges	18,996	21,134	16,941	14,973	19,886	3,676	4,201
RATIO: EARNINGS / FIXED CHARGES	—	—	—	2.78	1.07	3.21	2.23

(A) Fixed charges exclude capitalized interest; capitalized interest is zero.
(B) Includes debt issue amortization costs

INTEREST EXPENSE PORTION OF RENTAL EXPENSE

Rental Expense	1,000	1,200	1,300	1,300	1,400	350	363
Estimated Interest Cost	33%	33%	33%	33%	33%	33%	33%
Calculated total	333	400	433	433	466	117	121

(1)   Represents the combined pro forma results of CPI Holdco for the 36-week period ended October 1, 2004 and the Predecessor for the 16 week period ended January 22, 2004.